                                 SCHEDULE 13G
                                (RULE 13d-102)

                Information to be Included in Statements Filed
                     Pursuant to Rule 13d4(b), (c) and (d)
             and Amendments Thereto Filed Pursuant to Rule 1 3d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ____1____)*


                                US Unwired Inc.
                        ------------------------------
                                (Name of issuer)

                          Class A and B Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                   90338R104
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2001
                        ------------------------------
            (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.                            13G                    PAGE 2 OF ____ PAGES
90338R104

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
       William L. Henning, Sr.

--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group  (a) [ ]
       (See instructions)                                (b) [X]

--------------------------------------------------------------------------------
3.     SEC Use Only


--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization.

       USA
--------------------------------------------------------------------------------
      Number of                  5.   Sole Voting Power

       Shares                         10,096,557-
                        --------------------------------------------------------
    Beneficially                 6.   Shared Voting Power

      Owned By                        4,716,458-
                        --------------------------------------------------------
        Each                     7.   Sole Dispositive Power

      Reporting                       10,096,557-
                        --------------------------------------------------------
     Person With                 8.   Shared Dispositive Power

                                      4,716,458-
--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       14,813,015-
--------------------------------------------------------------------------------
10.    [X] Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions) The total in row 9 excludes 88,614 shares held by Mr. Henning as custodian for his minor grandchildren.
--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9)

       18% of Class B; 16.7% of Class A
--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------

ITEM 1(A)      Name of Issuer:

     US Unwired Inc.

ITEM 1(B)  Address of Issuer's Principal Executive Offices:

     901 Lakeshore Drive, Lake Charles, Louisiana  70601

ITEM 2(A)    Name of Person Filing:

     William L. Henning, Sr.

ITEM 2(B)    Address of Principal Business Office or, if None, Residence:

     901 Lakeshore Drive, Lake Charles, Louisiana  70601

ITEM 2(C).    Citizenship:

     USA

ITEM 2(D).    Title of Class of Securities:

     Class A and B Common Stock

ITEM 2(E).    CUSIP Number:

     90338R104

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

NOT APPLICABLE
        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act.

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(l9) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(l4) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: 14,813,015

      (b) Percent of class:  18% of Class A; 16.7% of Class B

      (c) Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote  10,096,557

        (ii)  Shared power to vote or to direct the vote  4,716,458

        (iii) Sole power to dispose or to direct the disposition of 10,096,557

        (iv)  Shared power to dispose or to direct the disposition of  4,716,458

      10,145,673 of the 14,813,015 shares owned by Mr. Henning are Class B Common Stock of the issuer. The remaining 4,667,342 shares are Class A Common Stock. Class B common shares are convertible into Class A Common shares of the issuer at the option of the holder. Class A common shares are listed on the NASDAQ National Market and are subject to the reporting requirements of the Securities Exchange Act of 1934 ("Exchange Act").

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

  Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

  Not applicable.

ITEM 10. CERTIFICATIONS.

  None.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                2/25/02
                                                -------
                                                (Date)


                                              s/William L. Henning, Sr.
                                              -------------------------
                                              William L. Henning, Sr.